Exhibit (a)(5)(H)

STATE OF MICHIGAN

IN THE CIRCUIT COURT FOR THE COUNTY OF WAYNE

LAUREN BETH GOFF, On Behalf of Herself and All Others Similarly Situated, Plaintiff,	Civil Action No. 14-000150-CZ

V.	Hon. Daniel P. Ryan

VALASSIS COMMUNICATIONS, INC.,

ROBERT A. MASON, ROBERT L.

RECCHIA, ALAN F. SCHULTZ , JOSEPH

B. ANDERSON, JR., KENNETH V.

DARISH, THOMAS J. REDDIN,

WALLACE S. SNYDER, LUIS A.

UBIÑAS, and FAITH R. WHITTLESEY,

14-000150-CZ FILED IN MY OFFICE WAYNE COUNTY CLERK 1/10/2014 4:18:36 PM CATHY M. GARRETT

Defendants

AMENDED CLASS ACTION COMPLAINT

BASED UPON BREACH OF FIDUCIARY DUTIES

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

Lauren Beth Goff (“Plaintiff”), on behalf of herself and all others similarly situated, after an examination and inquiry conducted by and through her attorneys, alleges the following:

NATURE OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of herself and all of the public stockholders of Valassis Communications, Inc. (“Valassis” or the “Company”) against Valassis and the Company’s board of directors (the “Individual Defendants” or the “Board”) in connection with the proposed acquisition of Valassis by Harland Clarke Holdings Corp., a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc. (“MacAndrews & Forbes”) (collectively with Harland Clarke Holdings Corp., “Harland”) (the “Proposed Transaction”) through an all cash tender offer for all outstanding Valassis shares (the “Offer”).

2. On December 18, 2013, Valassis and Harland jointly announced that they had entered into an Agreement and Plan of Merger dated December 17, 2013 (the “Merger Agreement”) to sell Valassis to Harland. Thereafter, Harland launched a cash tender offer on January 6, 2014, to purchase all of Valassis’ outstanding common stock at a purchase price of $34.04 per share in cash (the “Offer Price”). The Proposed Transaction is valued at approximately $1.84 billion.

3. Defendants (defined herein) are working quickly to close the deal; absent judicial intervention, the Offer could close in as little as four weeks from now. The Offer and completion of the subsequent short-form merger of Valassis and a subsidiary of Harland will require approval of only 50.1% of the outstanding shares of Valassis under Section 251(h) of Delaware’s General Corporation Law.

4. The Proposed Transaction is the product of a hopelessly flawed process that is designed to ensure the sale of Valassis to Harland on terms preferential to Harland and other Valassis insiders and will subvert the interests of Plaintiff and the other public stockholders of the Company.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

5. The Offer Price significantly undervalues both Valassis’ inherent value and its value to Harland. The Proposed Transaction appears timed to allow Harland to take advantage of a temporary decline in Valassis’ business, and at a price that does not reflect Valassis’ prospects. As Defendant Robert A. Mason (“Mason”), Valassis’ President and Chief Executive Officer (“CEO”), recently noted on an October 24, 2013 conference call discussing the Company’s financial results for the third quarter of 2013:

[O]ur comprehensive plan to refocus, restructure, and right-size our company will create the catalyst to jump-start growth that will come from available share. In a macro environment that includes a sluggish economy, inelastic client budgets, and consumers who … need savings, our portfolio continues to convey powerful value.… In my experience, the way forward is seldom easy, but in our case offers a clear path to improve our results.

(emphasis added). In addition, for Harland, the Proposed Transaction will immediately enable

Harland to diversify its portfolio and expand its client base.

6. Moreover, the Offer Price provides a potential $560 million windfall to Harland at the expense of Valassis’ stockholders. As detailed more fuilly herein, Valassis recently reignited an antitrust suit against competitor News Corporation (“News Corp.”). To the detriment of the Company’s stockholders, in negotiations leading up to the Proposed Transaction, the Board forfeited Valassis stockholders’ right to recover any portion of the litigation proceeds for de minimis consideration.

7. Furthermore, to justify the Offer Price, the Company’s financial advisor, J.P. Morgan Securities, LLC (“J.P. Morgan”), chose to use the Company’s most pessimistic projections — even though the Board did not require them to use these projections. Moreover, J.P. Morgan inappropriately used stock based compensation as a cash expense in its analyses. As explained more fully herein, these decisions had the impact of depressing the overall valuation of the Company and making the insufficient Offer Price appear fair to Valassis stockholders.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

8. The Individual Defendants have further breached their fiduciary duties by failing to provide stockholders with material information in the Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) filed with the United States Securities and Exchange Commission (“SEC”) on January 6, 2014, in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information, thereby rendering the stockholders unable to make an informed decision as to whether to tender their shares in the Offer.

9. For example, the Recommendation Statement fails to disclose material information to Valassis stockholders concerning: (i) the Company’s projections; (ii) the key inputs and assumptions utilized by J.P. Morgan in its “fairness opinion”; and (iii) information concerning the sale process leading up to the Proposed Transaction, including why the Board catered to favored bidder Harland, exclusively providing Harland guidance on the Company’s 2014 fiscal year performance.

10. Furthermore, to protect against the threat of alternate bidders out-bidding Harland, Defendants agreed to lock up the deal with a number of preclusive clauses in the Merger Agreement, including: (i) a strict “No Shop” provision that requires Valassis to discontinue any discussions with all other potential acquirers and forbids Valassis from entering into new discussions with potential acquirers, thus precluding the Board from engaging in a fair process to sell the Company by seeking out the best possible price for Valassis’ stockholders as their fiduciary duties require; (ii) a provision requiring Valassis to pay a “Termination Fee” of $55 million in the event Valassis receives a higher offer for its stockholders; and (iii) “information”

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

and “Matching Rights” that require the Company to provide Harland with the identity of any competing bidders, as well as the material terms of any competing offer and then allows Harland to match any competing proposal. The collective effect of these provisions is to chill any potential post-deal market check.

11. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, candor, due care, good faith and fair dealing.

JURISDICTION AND VENUE

12. This Court has jurisdiction over the subject matter of this action pursuant to MCL §§ 600.601 and 600.605 because Valassis maintains its headquarters in this state and county, and as such Valassis and all of the Defendants have substantial connections to this forum where many of the acts, transactions and occurrences at issue took place or were authorized.

13. This Court has personal jurisdiction over the Defendants pursuant to MCL §§ 600.701 and 600.705 as they have a substantial connection to this forum through their positions at Valassis and were involved in many of the relevant events addressed herein and occurring in Wayne County, Michigan.

14. Venue is proper in this District pursuant to § 600.1621 because, among other things, many of the acts, transactions and occurrences alleged and complained of herein occurred in this county where the Company maintains its headquarters.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

THE PARTIES

15. Plaintiff is, and has been at all relevant times hereto, a holder of Valassis common stock.

16. Defendant Valassis is a Delaware corporation located at 19975 Victor Parkway, Livonia, Michigan 48152. Valassis was founded in 1970 and is a leader in intelligent media delivery, providing over 15,000 advertisers proven and innovative media solutions to influence consumers wherever they plan, shop, buy and share. Valassis offers a range of marketing services, including everything from direct-mail inserts to in-store coupon dispensers. By integrating online and offline data combined with powerful insights, Valassis precisely targets its clients’ most valuable shoppers, offering unparalleled reach and scale. Valassis’ subsidiaries include Brand.net, a Valassis Digital Company, and NCH Marketing Services, Inc. RedPlum.com is its consumer brand and it also maintains its signature “Have You Seen Me?” missing-children notices program. Valassis’ common stock trades under the symbol “VCI” on the New York Stock Exchange.

17. Defendant Mason has served as President, CEO, and a member of the Board since January 2012. Prior to that he served in many other executive positions at the Company since 2002.

18. Defendant Robert L. Recchia (“Recchia”) has served as Executive Vice President, Chief Financial Officer and Treasurer at Valassis as well as a member of the Board since 1991 and serves as a member of the Executive Committee.

19. Defendant Alan F. Schultz (“Schultz”) has served as a member of the Board since 1998 and is currently the Non-Executive Chairman of the Board. Prior to this role he served as Chairman, President and CEO. He also serves as the Chairman of the Executive Committee.

20. Defendant Joseph B. Anderson, Jr. (“Anderson”) has served as a member of the Board since July 2006 and serves as the Chairman of the Corporate Governance and Nominating Committee.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

21. Defendant Kenneth V. Darish (“Darish”) has served as a member of the Board since June 2001 and serves as a member of the Audit Committee and Compensation Committee.

22. Defendant Thomas J. Reddin (“Reddin”) has served as a member of the Board since June 2010 and serves as the Chairman of the Compensation Committee and a member of the Audit Committee.

23. Defendant Wallace S. Snyder (“Snyder”) has served as a member of the Board since January 2008 and serves as Chairman of the Audit Committee.

24. Defendant Luis A. Ubiñas (“Ubiñas”) has served as a member of the Board since November 2012 and serves as a member of the Compensation Committee and Corporate Governance and Nominating Committee.

25. Defendant Faith R. Whittlesey (“Whittlesey”) has served as a member of the Board since January 1992 and serves as a member of the Audit Committee and Executive Committee.

26. The Defendants identified in paragraphs 17 through 25 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Valassis, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Valassis.

27. Defendant Valassis and the Individual Defendants are referred to herein as the “Defendants.”

28. Each Individual Defendant owed and owes Valassis and its public stockholders fiduciary obligations and were and are required to: use their ability to control and manage Valassis in a fair, just, and equitable manner; act in furtherance of the best interests of Valassis and its public stockholders, including, but not limited to, obtaining a fair and adequate price for

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

Valassis’ stock; refrain from abusing their positions of control; disseminate complete and accurate information material to a stockholder’s decision whether to approve the Proposed Transaction; and not to favor their own interests at the expense of Valassis’ public stockholders.

OTHER RELEVANT ENTITIES

29. Harland Clarke Holdings Corp. provides products and services to a range of industries including financial services, education, government, commercial, healthcare, insurance, telecommunications, utilities, and big-box retail. Harland Clarke Holdings Corp. is a leading provider of security printing, digital and print marketing services, high-value and highly customizable transactional printing, business intelligence, security solutions, and retail products with a customer base ranging from major corporate brands to individual consumers. Harland Clarke Holdings Corp. is a wholly owned subsidiary of MacAndrews & Forbes.

30. MacAndrews & Forbes is a private diversified holding company with interests in consumer products, transactional and marketing services, defense, education, entertainment, gaming, and biotechnology, among others.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action as a class action, pursuant to MCR 3.501, on behalf of herself and the public stockholders of Valassis (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

32. This action is properly maintainable as a class action.

33. The Class is so numerous that joinder of all members is impracticable. As of December 31, 2013, there were approximately 38,812,034 shares of Valassis common stock issued and outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

34. Questions of law and fact are common to the Class, including, among others: (i) whether Defendants have breached their fiduciary duties owed to Plaintiff and the Class; and (ii) whether Defendants will irreparably harm Plaintiff and the other members of the Class if Defendants’ conduct complained of herein continues.

35. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

36. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those nonparty Class members’ ability to protect their interests.

37. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

DEFENDANTS’ FIDUCIARY DUTIES AND THE “ENTIRE FAIRNESS” STANDARD

38. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

value provided to the corporation’s stockholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the company’s public stockholders.

39. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Valassis are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public stockholders of the corporation; and/or (c) unjustly enriching themselves at the expense of, or to the detriment to, the public stockholders.

40. Specifically, in any situation where a controlling stockholder’s conflicting interests, including a goal of liquidity, causes it to compete with minority stockholders for consideration, the entire fairness standard is implicated, and the Individual Defendants, at least initially, bear the burden of demonstrating the two basic aspects of fair dealing and fair price.

41. The concept of fair dealing embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors, including: assets, market value, earnings, future prospects and any other elements that affect the intrinsic or inherent value of a company’s stock.

42. The test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

43. To demonstrate entire fairness, the Defendants must present evidence of the cumulative manner by which they discharged all of their fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the board of directors discharged all of its fiduciary duties with regard to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price. Because the Defendants hold significantly divergent interests from the minority stockholders, the burden to prove the entire fairness of the Proposed Transaction will remain with defendants.

SUBSTANTIVE ALLEGATIONS

Company Background

44. Valassis, together with its subsidiaries, provides media solutions primarily in the United States and Europe. The Company provides over 15,000 advertisers with innovative media solutions, integrating online and offline data to precisely target its clients’ most valuable shoppers. The Company operates its business in three reportable segments: (i) Shared Mail; (ii) Neighborhood Targeted; and (iii) Free-Standing Inserts. Valassis’ other lines of business that are not separately reported are included in its International, Digital Media & Services segment.

45. Valassis’ Shared Mail segment combines the individual print advertisements of various clients into a single shared mail package and distributes the shared mail advertising products to approximately 70 million U.S. households primarily on a weekly basis through the United States Postal Service (“USPS”). This segment also offers other products and services, including list procurement, addressing, processing, and the distribution of brochures and circulars; ancillary services, such as list rentals; and direct mail advertising solutions for local neighborhood businesses. It primarily serves grocers, restaurants, drug stores, discount and department stores, home furnishing stores, and other retailers. The Company’s Neighborhood

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

Targeted segment provides print and media placement of traditional free-standing solo insert formats and specialty print promotion products, and helps clients run their promotional advertising directly on the pages of newspapers by brokering advertising space. The Company’s Free-Standing Inserts segment prints and distributes four-color booklets containing promotions, primarily coupons from multiple clients through newspapers and shared mail. The Company’s International, Digital Media & Services segment provides coupon clearing, analytical promotion information management products, and marketing services for retailers and consumer-packaged goods manufacturers, promotion security and consulting services, digital products, including secure digital coupon prints, coupons, and mobile offers to frequent shopper cards, and brand equity, price, and coupon-driven solutions.

The Offer Price is Grossly Inadequate

46. On December 18, 2013 the Company issued a press release announcing the Proposed Transaction, stating in pertinent part:

Harland Clarke Holdings Corp. to Acquire Valassis for $34.04 per Share in Cash

Combination Will Create Leading Diversified Global Transaction and Marketing Services and Media Delivery Company

San Antonio, Texas and Livonia, Michigan, December 18, 2013 — Harland Clarke Holdings Corp., a leading provider of best-in-class integrated payment solutions and marketing services, and Valassis (NYSE: VCI), a leader in intelligent media delivery, today announced that they have entered into a definitive merger agreement under which Harland Clarke Holdings will acquire Valassis.

Under the terms of the agreement, Harland Clarke Holdings, a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc., will acquire all of the outstanding shares of Valassis for $34.04 per share in cash, representing a transaction value of approximately $1.84 billion. The transaction, which was unanimously approved by both the Valassis and Harland Clarke Holdings Boards of Directors, will be effected through a tender offer by a subsidiary of Harland Clarke Holdings for all of the shares of Valassis, followed by a merger of the acquisition subsidiary with and into Valassis.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

The combination of Harland Clarke Holdings Corp. and Valassis will create a leader in the transaction services, media delivery services, consumer and business direct and education solutions industries with approximately $3.3 billion in combined revenues. The combined entity will have deep and tenured customer relationships with the largest financial, consumer products and retail institutions worldwide, offering them a robust portfolio of innovative products and services.

47. The initial offer period is set to expire at 11:59 p.m., New York City time, on February 3, 2014. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. According to the Merger Agreement, Valassis and Harland intend to effect the merger pursuant to recently enacted 251 (h) of the Delaware General Corporation Law, as a short-form merger, cashing out any stockholders who do not tender without holding a stockholder vote.

48. The Offer Price fails to adequately compensate Valassis stockholders for their investment in the Company. The Proposed Transaction appears timed to allow Harland to take advantage of a temporary decline in Valassis’ business, and at a price that does not reflect Valassis’ true prospects.

49. The Company’s share price has stumbled over the past year, with Valassis repeatedly missing analysts’ earnings estimates and cutting full year earnings per share 2013 guidance on April 25, 2013 and again on October 24, 2013. The Company suffered a decrease in revenue, primarily as a result of anticipated declines in the Neighborhood Targeted segment resulting from the change in certain client contracts to a fee-based media placement model, along with the discontinuance of sampling and solo direct mail products.

50. Despite the recent decline in Valassis’ stock price, the Company is poised for resurgence. An October 3, 2013 SeekingAlpha article entitled “Investors Should Keep An Eye on Valassis’ Turnaround” discussed the Company’s potential for future growth. The article stated:

[W]hile the legacy business will likely grow more slowly, the company’s ability to generate a real value proposition backed by quantifiable data will keep it afloat. For example, data from its RedWrap® product shows that it reaches a new audience not reached by free standing inserts, including 42.4% of redemptions that were new or lapsed and 36.5% that were brand switchers.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

These metrics point to a service that is likely more effective than placing traditional advertisements with print newspaper companies like New York Times Company (NYT) or Gannett Co. Inc. (GCI). Meanwhile, Valassis’ recent focus on its digital advertising will help ease the secular decline in print advertising, which now holds just around 30% of the market, according to Q1 2013 data from Nielsen in its Global AdView Pulse report.

* * *

Looking below the surface, management has been making tangible improvements in improving Valassis’ flagship Shared Mail division by growing its Variable Data Postcard, establishing new distribution alliances, and launching a new lightweight package called Spree. These efforts could help the company improve growth during the second half of the year and exceed its 3% revenue growth target and potentially surpass investor expectations.

But, the company’s real opportunity lies in its digital business, including its acquired Brand.net segment.…

Ultimately, Brand.net’s ability to target specific audiences online makes it a compelling option for retailers, particularly when paired with offline solutions. One 2012 study by Dynamic Logic found that Brand.net’s solution significantly increased brand awareness and purchase intent relative to 132 other benchmark retail campaigns in MarketNorms®. The campaign performed within the top 1% of all online campaigns they measured in the retail category.

In the end, Valassis’ real value compared to an online-only marketing shop is its ability to combine online and offline data and campaigns. The [C]ompany is one of the few in the world to offer the best of both worlds in order to create a comprehensive campaign that’s both effective and highly measurable. And, with the aforementioned Nielsen report reporting strong online growth rates, this division could have much smoother sailing ahead.

* * *

Assuming that management can reignite growth rates, the company could see a return to industry valuations of at least 1.0x price-to-sales, which would imply a share price of around $40.00 per share. Investors benefit in the meantime from a dividend program that began back in Q4 2012 and has been paid four times so far. Strong free cash flows and positive quick and current ratios should help ensure these payments continue to be made looking ahead.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

(emphasis added).

51. Indeed, during the Company’s October 24, 2013 conference call discussing financial earnings for the third quarter of 2013, Defendant Mason expanded on the Company’s restructuring plan. According to Bloomberg, Mason stated:

If you look at our forecast and the results we’ve turned in over the past three quarters, it’s clear there is need for change. We have taken a comprehensive look at our business, evaluating structure, resourcing, capital expenditures and how we go to market. As a result, we’ve made the hard but important decisions designed to refocus, restructure and right-size Valassis, putting us into a much better position to jumpstart and accelerate profitable growth across our business.

Our plan calls for us to reduce annual operating costs by approximately $28 million, while improved our sales productivity and simplifying our business…

* * *

While I’m frustrated by our lack of piece volume, I’m truly encouraged by some trends that we are seeing and changes that we have made within Shared Mail that we believe will provide sustainable benefit for the foreseeable future.

One of the most positive trends is the significant growth we are getting from our Variable Data Postcard. Previously, I had projected we’d see approximately $7 million of new VDP revenue in quarters two through four of this year. I’m happy to report that as of now, we have already exceeded that target.

I’m also very encouraged by the result our Shared Mail teams have produced from two new distribution alliances we initiated in the first half of this year. I believe our experience in executing these alliances provides a roadmap for a meaningful source of incremental revenue and profit moving forward.

* * *

Although my confidence in our ability to create growth across our portfolio is unshaken, it’s very clear that confidence isn’t enough. If we’re going to recognize that growth, we need to make some formative changes. The changes that we have made and will continue to make are both significant and strategic. There is material cost cutting supported by changes in how we go to market and how we do our work.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

One of the primary components of our restructuring efforts is refocusing our sales and marketing organizations.

As it relates to sales, the goals are two-fold. First, improve the productivity of our sales effort by consolidating our strategic and field sales organizations into a single national integrated media sales team. Within that team, we will adopt a market focused deployment where every sales executive will own new business generation. We believe this change will create an increase in sales bandwidth opening up incremental new business opportunities.

* * *

I clearly understand that we’re not hitting the mark, but believe our comprehensive plan to refocus, restructure, and right-size our company will create the catalyst to jump-start growth that will come from available share. In a macro environment that includes a sluggish economy, inelastic client budgets, and consumers who continue to not only want but need savings, our portfolio continues to convey powerful value. All of our products offer an unequaled combination of scale and targetability to deliver reach, relevance, and a positive return on investment to our 15,000 clients. The decisions we have made and actions we have taken have been difficult, but in my mind unquestionably the right things to do for our company, our shareholders, and our future. In my experience, the way forward is seldom easy, but in our case offers a clear path to improve our results.

(emphasis added).

52. Importantly, the Offer Price inadequately compensates Valassis stockholders for the significant benefits that Harland will receive from the Proposed Transaction. Touting the benefits of the Proposed Transaction to Harland, in the December 18, 2013 joint press release announcing the Proposed Transaction, Harland’s CEO, Chuck Dawson, stated:

The acquisition of Valassis is transformational for Harland Clarke Holdings, enabling us to further diversify our portfolio and expand our client base of more than 15,000 client accounts. We respect Valassis’ proven ability to effectively and intelligently deliver media campaigns for our country’s largest advertisers and marketers. This is a strong complement to Harland Clarke Holdings’ capabilities in managing customer relationships for the world’s largest financial institutions, the most respected big-box retailers, as well as educational and governmental organizations worldwide. This acquisition will leverage each company’s respective best practices and result in significant operating efficiencies to provide even more effective services to our world-class global customer base.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

53. In the same joint press release, Defendant Mason acknowledged the synergies the Proposed Transaction would provide to Harland, noting:

Under Harland Clarke Holdings, we expect to create a company that is stronger than our individual businesses, which will allow us to pursue our vision of intelligent media delivery while continuing to strengthen our company’s award-winning culture. Harland Clarke Holdings is the right owner for Valassis and has the expertise and resources to accelerate our continued evolution and innovation that will benefit our associates and Valassis’ more than 15,000 clients.

54. However, despite these significant synergies inherent in the Proposed Transaction for Harland, the Board failed to secure a fair deal for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Harland in a combined entity.

The Flawed Sales Process

55. The Proposed Transaction is the result of a fatally flawed process, riddled with conflicts of interest, resulting in the inadequate Offer Price. For example, Mason and Recchia, who will receive lucrative golden parachute payments, were permitted to drive the sale process and steer negotiations towards favored bidder Harland. Moreover, calling into question the fairness of the process from the outset, after searching for a financial advisor for three months and interviewing multiple advisors, the Company selected J.P. Morgan, an advisor with strong ties to Harland — the only Company engaged in discussions with the Company at that time.

56. To wit, on May 3, 2013, the Board agreed to engage a financial advisor to consider strategic alternatives. A month later, at the June 3, 2013 Board meeting, the Board authorized the Audit Committee to engage a financial advisor.

57. On July 31, 2013, Schultz, an unidentified member of the Board’s Audit Committee, Mason, Recchia, and certain members of management (the “Financial Advisor Committee”) interviewed three advisory firms, including J.P. Morgan, to serve as Valassis’ financial advisor.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

58. Shortly thereafter, in early August, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) contacted Schultz and Recchia to express Harland’s interest in exploring strategic alternatives involving Valassis. The Registration Statement fails to discuss whether BofA Merrill Lynch was one of the three financial advisors interviewed by the Financial Advisor Committee to serve as Valassis’ financial advisor.

59. At or around the same time, the Board authorized an unidentified advisor to contact an industry participant (“Industry Participant A”) that the Board had identified as a potential acquirer of one of the Company’s divisions. The Registration Statement similarly fails to discuss whether this advisor was involved in the Financial Advisor Committee’s process as well as any other potential buyers the Board identified and/or authorized this advisor to contact on Valassis’ behalf.

60. The Financial Advisor Committee then moved forward with J.P. Morgan, a conflicted advisor which has earned $7.8 million in fees for services performed for Harland over the prior two years — double the fees earned for services performed by J.P. Morgan for the Company, verbally selecting J.P. Morgan to serve as Valassis’ financial advisor on August 20, 2013.

61. On September 3, 2013, Valassis and Harland entered into a non-disclosure agreement (“NDA”). Defendants Mason and Recchia met with representatives of Harland and BofA Merrill Lynch the next day. Discussions with Harland continued to progress throughout the following weeks.

62. At the September 10, 2013 Board meeting, J.P. Morgan and the Board discussed potential financial and strategic buyers to approach, namely, an unidentified number of private equity (“PE”) firms and publishers, commercial printing companies, marketing service firms, and large conglomerates with the financial resources to acquire the Company. Of these groups, the Board determined to approach only four PE firms and two strategic buyers, in addition to Harland.

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63. Three weeks after verbally engaging J.P. Morgan, on September 13, 2013, Schultz and Recchia separately contacted BofA Merrill Lynch to inform them all communications should be directed to J.P. Morgan. Harland and Valassis negotiated a new NDA in anticipation of a second in-person management meeting held on September 23, 2013.

64. Starting on September 27, 2013, J.P. Morgan contacted the other six potential buyers. The four PE firms entered into NDAs with the Company. J.P. Morgan informed the bidders that all indications of interest would be due by 5:00 p.m. on October 23, 2013.

65. After meeting with management, on or around October 21, 2013, three of the PE firms informed management that they remained interested in a potential acquisition but would be willing to pay a nominal premium to the Company stock’s trading price, which closed at $31.26 on October 21, 2013.

66. On October 23, 2013, Harland submitted a $32.00 - $35.00 indication of interest — the low range a mere 2.5% premium to the Company’s October 21, 2013 closing trading price, in line with the feedback received from the PE firms contacted.

67. On October 24, 2013, the Company announced disappointing financial results for the third quarter of 2013, with the Company’s stock falling to a closing price of $27.51 on October 24.

68. Despite three of the PE firms indicating interest in line with the low range of Harland’s offer, the Board concluded at the October 27, 2013 special meeting of the Board, that it was “remote” any additional PE firm would submit an indication of interest comparable to

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

Harland and decided not to expand the sale process. The Board advised J.P. Morgan to inform Harland that Valassis would only continue to engage in discussion with Harland at or above $35.00 — effectively setting a floor (which acted as a ceiling) for the price Harland would have to pay to acquire the Company.

69. The next day, two PE firms, including a PE firm identified in the Registration Statement as Party A, expressed unsolicited interest in participating in the sale process.

70. At or about the same time, the Company initiated litigation seeking over half a billion dollars in damages against its main competitor News Corp.. On November 8, 2013, Valassis filed a complaint in the Eastern District of Michigan against competitor News Corp. and its marketing subsidiary, seeking damages in excess of $560 million and injunctive relief. Valassis alleged that News Corp. continued to manipulate the market for coupon inserts and in-store advertisements in spite of the $500 million settlement, related permanent injunctions and 10-year shared mail distribution agreement that Valassis and News Corp. had agreed to in 2010.1 The complaint went further, alleging that “[i]nstead of changing its illegal practices, [News Corp.] has utilized unethical, unfair and anti-competitive strategies to prevent Valassis from gaining a foothold in the market for in-store advertising and promotions and to eliminate Valassis from the [in-store promotions] market completely.” Valassis brought 16 separate counts against News Corp. and its marketing coupon units, including various Sherman Act and Clayton act violations, unfair competition and tortious interference with contracts.

[1]	In July 2009, a Wayne County Circuit Court jury awarded Valassis $300 million in damages after unanimously finding News America Marketing, a branch of News Corp., had engaged in unfair competition and tortious interference with regards to coupon distribution and in-store display advertising. In February 2010, shortly before the trial commenced in a related action in the United States District Court, Eastern District of Michigan for violation of Federal antitrust law, Valassis and News Corp. reached a $500 million out-of-court settlement, which covered the $300 million awarded to Valassis in the 2009 Michigan state court trial, the Federal case and a third related case in the Supreme Court of the State of California for the County of Los Angeles. News Corp. said its legal advisors had come to the conclusion that there were “significant risks” in presenting the case to a jury. In a statement, News Corp.’s president and Chief Operating Officer stated, “[t]hat, coupled with concerns over the venue, led us to believe it was in the best interests of [News Corp.] and its stockholders to agree to a settlement.”

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71. J.P. Morgan informed Harland and Party A that final proposals to acquire the Company would be due on December 4, 2013, with J.P. Morgan reiterating to Harland that the Board would not consider an offer below $35.00 per share.

72. On December 2, 2013, Recchia discussed the Company’s financial guidance for the fiscal year 2014 with Harland, comparing that guidance to the financial projections previously provided to Harland. That same day, Recchia discussed the Company’s financial projections with Party A. Inexplicably, the Company created an unfair playing field for Harland with Recchia failing to inform Party A of the Company’s financial guidance for 2014.

73. On December 4, 2013, Harland indicated to J.P. Morgan its intention to submit an offer of $32.75 per share. Later that day Harland submitted an offer, below the Board’s $35.00 floor, of $33.00 per share and stipulating that the Company would not declare or pay its regular fourth quarter dividend.

74. At the December 8, 2013 special meeting of the Board, the Board authorized J.P. Morgan to deliver to Harland its counterproposal, consisting of the following key terms: “(i) a purchase price of $35.00 per share in cash, (ii) payment by the Company of the fourth quarter $0.31 per share dividend, and (iii) arrangements for the receipt by the Company’s stockholders of a portion of potential recovery under litigation recently filed by the Company against News Corporation.”

75. On December 9, 2013, Harland failed to meet the floor price of $35.00 set by the Board and reiterated its offer of $33.00 per share and agreed to the Company declaring its regular fourth quarter dividend of $0.31 per share.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

76. Then, on December 10, 2013, the Company proposed a $34.50 per share price — abandoning its $35.00 floor — in addition to a $0.31 per share dividend and an undisclosed litigation recovery allocation arrangement.

77. On December 11, 2013, despite having filed an action against News Corp. seeking over $560 million in damages only a month earlier, the Company agreed to the Offer Price of $34.04 - almost $1.00 below its $35.00 floor — plus the payment of the $0.31 per share dividend, with no litigation recovery allocation arrangement for Valassis’ public stockholders, providing a potentially huge windfall to Harland. Shortly thereafter, on December 16, 2013, the Board approved the Merger Agreement which was executed the next day.

The Board and Key Executives Will Reap Unique Financial Benefits

78. Harland and Valassis insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. While Valassis’ public stockholders are being cashed out for an inadequate price and foreclosed from participating in the future growth of Valassis, Defendants Mason, Recchia and certain Valassis executives will be handsomely rewarded with special benefits not provided to Valassis’ public stockholders if the Proposed Transaction closes. First, they will receive millions of dollars from the accelerated vesting of all outstanding unvested options and restricted stock under the Merger Agreement. Defendants Mason and Recchia alone will receive over $2.1 million and $1.2 million, respectively, due to the accelerated vesting of unvested stock options and restricted stock.

79. Second, if Defendants Mason and Recchia, along with other key executives, are terminated following the consummation of the Proposed Transaction, they are entitled to “golden parachute compensation.” Including the rewards for unvested and restricted stock options, Defendants Mason and Recchia will each receive in excess of $7.9 million if they are terminated.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

The following chart summarizes the total golden parachute payments to be received by Company insiders:

Golden Parachute-Compensation

Name	Cash	Equity	Pension/Non-Qualified Deferred Compensation	Perquisites/ Benefits	Other	Total
Mason	$4,375,000	$2,117,855	$—	$25,706	$1,400,000	$7,918,562
Recchia	2,588,673	1,205,049	3,054,219	—	1,125,510	7,973,450
Goolsby	1,725,000	1,239,139	—	15,175	1,000,000	3,979,314
Parkinson	1,252,125	1,063,408	—	15,175	630,000	2,960,708
Brown	1,101,585	1,106,894	—	15,175	638,600	2,862,254

80. As a result of this compensation the Board was conflicted when it approved the Proposed Transaction and recommended the Proposed Transaction to stockholders.

The Unfair Deal Protection Devices

81. The Individual Defendants have also breached their fiduciary duties to the Company’s public stockholders by agreeing to terms in the Merger Agreement designed to cement the Proposed Transaction and deter alternative bids for the Company. Rather than undertake a full and fair sales process as their fiduciary duties require, the Board members catered to their liquidity goals, as well as to the interests of Harland. For example, to protect against the threat of alternate bidders out-bidding Harland, Defendants implemented preclusive deal-protection devices in the Merger Agreement including:

(i)	a strict “No Shop” provision that requires Valassis to discontinue any discussions with all other potential acquirers and forbids Valassis from entering into new discussions with potential acquirers, thus precluding the Board from engaging in a fair process to sell the Company by seeking out the best possible price for Valassis’ stockholders as their fiduciary duties require;

(ii)	a provision requiring Valassis to pay a “Termination Fee” of $55 million in the event Valassis receives a higher offer for its stockholders; and

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(iii)	information and “Matching Rights” that require the Company to provide Harland with the identity of any competing bidders, as well as the material terms of any competing offer and then allows Harland to match any competing proposal.

82. Thus, this Proposed Transaction is fraught with conflicts with respect to both process and price.

83. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, which will deny the Class its fair share of Valassis’ valuable assets.

84. Plaintiff and the other members of the Class have no adequate remedy at law.

The Materially Omissive Recommendation Statement

85. Compounding the unfair process and inadequacy of the Offer Price, on January 6, 2014, the Company filed the Recommendation Statement with the SEC and disseminated it to the Company’s public stockholders in an attempt to convince stockholders to tender their shares pursuant to the Offer. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information. Without such information Valassis’ stockholders cannot make a fully informed decision about whether to tender their shares in the Offer, or exercise their right to seek appraisal for the fair value of their shares.

86. The Individual Defendants fail to disclose material information relating to, among other things, the process leading up to the Proposed Transaction. For example, the Background section of the Recommendation Statement fails to disclose:

a) Whether, as part of its financial advisor interview process, BofA Merrill Lynch was one of the three advisors interviewed by the Financial Advisor Committee;

b) The advisor who contacted Industry Party A on the Company’s behalf, when the Board authorized the unidentified advisor to contact Industry Party A, and any other potential bidders identified and/or contacted at this time;

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

c) Whether the Financial Advisor Committee: (i) performed a conflicts check on J.P. Morgan; and (ii) the Financial Advisor Committee’s basis for selecting J.P. Morgan to act as its advisor when the Company was already involved in discussions with Harland regarding a potential transaction and considering J.P. Morgan’s allegiance to Vallasis was divided — over the two years preceding the date of J.P. Morgan’s fairness opinion J.P. Morgan generated an aggregate of approximately $7.8 million in fees for services performed for Harland and its affiliates — far in excess of the $3.2 million in fees J.P. Morgan generated from the Company over the same time period;

d) With respect to the potential buyers identified by J.P. Morgan on September 10, 2013: (i) how many strategic buyers (including publishers, commercial printing companies, marketing service firms, and large conglomerates) and PE firms J.P. Morgan identified as potential buyers; (ii) the rationale for only approaching four PE firms and two strategic buyers; (iii) the industry group(s) of the two strategic buyers selected; and (iv) why J.P. Morgan waited until September 27, 2013 to contact the identified potential buyers;

e) The Board’s basis for concluding “that the probability that any additional private equity firm would submit an indication of interest comparable or superior to Parent’s proposal was remote” given that three of the four PE firms indicated they “remained interested in a potential acquisition” and informally indicated interest in line with Harland’s October 23, 2013 proposal;

f) Why Reechia failed to discuss Valassis’ 2014 guidance with Patty A after providing this information to Harland, and whether any other parties that participated in the sale process besides Harland were advised of the Company’s expected guidance for 2014 EBITDA, which amount is the same as the Company’s Growth Projections; and

g) Details of the litigation commenced against News Corp. on November 8, 2013 including, but not limited to: (i) the damages sought; (ii) the probability and timing of a potential recovery; and (iii) with respect to the Company’s December 8 and December 10, 2013 counter proposals, the specific details of the litigation-related terms, which proposed to grant Valassis’ public stockholders a “portion of potential recovery” and a “litigation recovery allocation arrangement,” respectively.

Material Omissions Concerning the Company’s Projections

87. The Registration Statement fails to provide material information with respect to the projections utilized by J.P. Morgan in its financial analyses presented to the Board, including:

a) Disclosure of the extrapolation of the Company’s financial projections (which were approved by Valassis’ management for purposes of J.P. Morgan’s valuation analysis) for fiscal years 2019 through 2023, including the following line items: revenue, EBITDA, adjusted EBITDA, stock based compensation, depreciation expense, capital expenditures, working capital requirements, taxes or tax rate and unlevered free cash flows.

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88. Additionally, the Recommendation Statement states that the Company’s management has “a higher degree of confidence in the Company’s ability to achieve the Growth Projections than the Enhanced Growth Projections.” The Recommendation Statement fails to indicate the probability of achieving the Enhanced Growth Projections or factors that may prevent the Company from achieving the Enhanced Growth Projections.

Material Omissions Concerning J.P. Morgan’s Financial Analyses

89. The Recommendation Statement describes J.P. Morgan’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of J.P. Morgan’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Valassis’ public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on J.P. Morgan’s fairness opinion in determining whether to tender their shares pursuant to the Offer, or exercise their right to seek appraisal for the fair value of their shares.

90. The Individual Defendants fail to disclose material details concerning J.P. Morgan’s Public Trading Multiples Analysis, including: (i) the objective selection criteria used to select the comparable public companies and which of the three groups of companies selected by J.P. Morgan for its analysis (Diversified publishing, Pure-play publishing, Marketing services) is most comparable to Valassis; (ii) the company-by-company pricing multiples and mean and median multiples, in addition to the high and low observed multiples for the comparable companies selected; (iii) J.P. Morgan’s rationale in applying a multiple reference

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range of 5.5x to 6.5x firm value (“FV”)/EBITDA for calendar year (“CY”) applied to the Company’s CY 2014 EBITDA estimates, which valuation range falls on the extreme low end of the stated range of 5.6x to 13.2x FV/EBITDA multiples for the comparable companies selected by J.P. Morgan for CY14 estimated EBITDA; and (iv) J.P. Morgan’s rationale in treating stock based compensation as a cash expense as opposed to a non-cash expense when calculating EBITDA, which serves to depress the Company’s projected CY 2014 EBITDA, lowering the indicated value set forth in the analysis and make the Offer Price appear more favorable.

91. The Individual Defendants fail to disclose material details concerning J.P. Morgan’s Selected Transactions Analysis, including: (i) the objective selection criteria used to select the precedent transactions; (ii) the transaction-by-transaction pricing multiples and mean and median multiples, in addition to the high and low observed multiples for the precedent transactions selected; and (iii) J.P. Morgan’s rationale in treating stock based compensation as a cash expense as opposed to a non-cash expense when calculating EBITDA, which serves to depress the Company’s projected CY 2014 EBITDA, lowering the indicated value set forth in the analysis and make the Offer Price appear more favorable.

92. The Individual Defendants fail to disclose material details concerning J.P. Morgan’s Discounted Cash Flow Analysis, including: (i) the line items necessary to go from revenue to unlevered free cash flow, including, depreciation expense, capital expenditures, working capital requirements and taxes or tax rate; (ii) J.P. Morgan’s rationale in treating stock based compensation as a cash expense as opposed to a non-cash expense, which serves to lower the indicated value set forth in the analysis and make the Offer Price appear more favorable; (iii) the inputs and key assumptions used by J.P. Morgan to derive the weighted average cost of capital for Valassis.

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93. In addition, The Individual Defendants fail to J.P. Morgan’s rationale for using the Company’s sensitized Growth Projections in its analysis, artificially deflated the Company’s value artificially making the Offer Price appear fair. Management’s Enhanced Growth Projections assume that Valassis is able to realize the full benefit of strategic growth initiatives and has a higher growth rate and EBITDA margin than the Growth Projections. The Enhanced Growth Projections were provided to J.P. Morgan, Harland and other potential acquirers. The Growth Projections were provided solely to J.P. Morgan. The Growth Projections assume Valassis realizes some but not all of the benefits of the Company’s strategic growth initiatives. J.P. Morgan, however, chose to use the Company’s Growth Projections in its analysis, again lowering the Company’s valuations without explanation.

94. Further, the analysis prepared by J.P. Morgan fails to include the impact of any potential litigation proceeds with respect to the litigation filed by Valassis against News Corp.

95. Similarly, the Recommendation Statement fails to disclose any analysis quantifying the potential per share impact to Valassis stockholders as a result of potential litigation proceeds from the News Corp. litigation.

96. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Request for Injunctive Relief Pursuant to MCR 3.310 Due to Defendants’ Breaches of Fiduciary Duties

97. Plaintiff repeats and re-alleges each allegation set forth herein.

98. The Individual Defendants have violated their statutory and common law fiduciary duties of care, loyalty, candor, good faith, and fair dealing owed to the public stockholders of Valassis by agreeing to the Proposed Transaction and the Merger Agreement, to

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the detriment of Plaintiff and the Company’s public stockholders. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the value of their investment in Valassis.

99. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty, candor, due care, good faith and fair dealing because, among other reasons:

a.	they have failed to properly value the Company;

b.	they have failed to take steps to maximize the value of Valassis to its public stockholders;

c.	they have favored their own interests over those of Valassis’ public stockholders; and

d.	they have failed to disclose to Plaintiffs and the Class all material information necessary to make an informed decision regarding whether to tender their shares in the Offer and/or exercise their right to seek appraisal for their shares.

100. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive Plaintiff and the Class of their fair proportionate share of Valassis’ valuable business, to the irreparable harm of the Class.

101. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action, and certifying Plaintiff as class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company makes full and adequate disclosure to stockholders and adopts and implements a procedure or process to obtain the highest possible price for stockholders and, if the transaction is consummated, rescinding the transaction;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Valassis’ stockholders and to refrain from entering into any transaction until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

D. Imposing a constructive trust, in favor of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

E. Awarding Plaintiff and the Class compensatory damages and/or rescissory damages;

F. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for Plaintiff’s attorneys’ fees, expenses and experts’ fees; and

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G. Granting such other and further relief as this Court may deem to be just and proper.

YOUNG & ASSOCIATES

/s/ Rodger D. Young
Rodger D. Young (P22652)
Sara K. MacWilliams (P67805)
Liaison Counsel for Plaintiff
27725 Stansbury Boulevard
Suite 125
Farmington Hills, Michigan 48334
(248) 353-8620
Date: January 10, 2014	efiling@youngpc.com

OF COUNSEL:

Joseph H. Weiss
Richard A. Acocelli
Joshua M. Rubin
WEISSLAW LLP
1500 Broadway, 16th Floor
New York, New York 10036
T: (212) 682-3025
F: (212) 682-3010

YOUNG & ASSOCIATES, ORCHARDS CORPORATE CENTER, 27725 STANSBURY BOULEVARD, SUITE 125, FARMINGTON HILLS, MICHIGAN 48334 (248) 353-8620